Exhibit 99.1

December 31, 2013

To	To
Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: GAZIT-GLOBE LTD. (THE “COMPANY”) – IMMEDIATE REPORT REGARDING

THE EXTENSION OF AND CHANGE OF TERMS TO A FACILITY AGREEMENT

The Company is pleased to report that on December 31, 2013, it entered into an agreement with a consortium of Israeli banks to amend and extend an existing loan facility secured by pledges of shares held by the Company and its wholly-owned subsidiaries (details regarding the original loan facility (the “Facility”) are set out in section 19.2.2 of the annual report for 2012.1

As part of the amendment to the Facility, the latter’s term was extended until January 2019 (instead of January 2015) and, at the request of the Company, the following significant changes were also made:

(A)	94 million Euros from the outstanding balance (which stands at 194 million Euros) on the Facility will be converted for use in a revolving credit facility (whose term shall also be until January 2019) while the remaining 100 million Euros will continue to be utilized under the existing loan structure.

[1]	The Company’s Annual Report was filed on Exhibit 99.1 to the Current Report on Form 6-K that was furnished to the SEC on March 21, 2013.

(B)	The pledge over the shares of First Capital Realty, Inc.[2] used to secure the loan was cancelled following which the loan will be secured solely by the pledge of shares of Atrium European Real Estate Limited (“ATR”).[3]

(C)	The other financial terms in the Facility that were revised are as follows:

•	The ratio of debt to collateral (according to its market price, based on an average over a number of trading days; not including the value of the shares discussed in (B) above over which the pledge is being cancelled) must not exceed 65% (instead of 60%, as stipulated prior to the amendment), subject to an potential decrease in the event of a change in the holdings of the Company in ATR. As of December 30, 2013, this ratio is 22.7%.

•	Elimination of the covenant pursuant to which the ratio of shareholders equity attributable to ATR shareholders to its total balance sheet will not be less than 48.5%.

•	The addition of a covenant whereby the ratio of the net interest-bearing liabilities of ATR to its consolidated balance sheet shall not exceed 45%. As of September 30, 2013, this ratio was 16.7%.

•	Instead of requiring that the ratio of net liabilities of the Company to the Company’s consolidated balance sheet shall not exceed 75% and shall not exceed 77.5% on an “extended solo” basis (the Company and private subsidiaries only), the Company shall instead be required to ensure that the ratio of its net interest-bearing liabilities to its consolidated balance sheet will be maintained at the aforementioned percentages. As of September 30, 2013, the respective ratios were 55.3% and 60%.

Except as specified above, no other material changes have been made to major terms of the Facility.

[2]	A company that is fully-consolidated in the Company’s financial statements and in which the latter holds a 45.26% stake.
[3]	A jointly-controlled company which is presented in the Company’s financial statements according to the equity method and in which the Company holds 39.84% of its share capital.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.